

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Yasheng Group:

We have audited the accompanying consolidated balance sheets of Yasheng Group and its subsidiaries (the "Company") as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Yasheng Group and its subsidiaries as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Gansu Hongxin Certified Public Accountants Co., Ltd

Gansu Hongxin Certified Public Accountants Co., Ltd.
Lanzhou, China

August 25, 2022

YASHENG GROUP
Condensed Consolidated Balance Sheets
(In US Dollars)

	As of	
	December 31, 2021	December 31, 2020
	(audited)	(audited)
ASSETS		
Current assets:		
Cash and cash equivalents	3,752,420	3,350,375
Accounts receivable, net	996,258	897,530
Inventories	2,981,563	4,396,198
Prepaid and other current assets	132,315	207,409
Total current assets	7,862,556	8,851,512
Equity and other investments	1,388,551	335,317
Property, plant and equipment, net	132,381,075	132,182,796
Construction in progress	655,585	599,141
Intangible assets, net	122,811,335	122,739,582
Total assets	265,099,102	264,708,348
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	367,515	568,117
Due to related parties and accrued interest	1,001,311	1,372,115
VAT Tax payable	411,262	309,388
Loans payable and accrued interest	168,317	145,813
Other current liabilities	406,178	306,513
Total current liabilities	2,354,583	2,701,946
Long term payable	1,064,655	1,265,363
Total liabilities	3,419,238	3,967,309
Stockholders' equity:		
Common stock, US$1.00 par value		
800,000,000 shares authorized		
157,165,783 shares issued and outstanding	157,165,783	157,165,783
Accumulated other comprehensive income	104,216,134	104,551,227
Retained earnings	3,717,185	2,991,338
Total stockholders' equity	261,679,864	260,741,039
Total liabilities & stockholders' equity	265,099,102	264,708,348

The accompanying notes are an integral part of these consolidated financial statements.


YASHENG GROUP
Condensed Consolidated Statements of Operations
(In US Dollars)


	As of	
	December 31, 2021	**December 31, 2020**
Net sales	14,013,905	12,548,836
Cost of goods sold	10,000,845	9,308,078
Gross profit	4,013,060	3,240,758
Operating expenses:		
Sales and marketing	500,327	462,730
General and administrative	55,132	37,545
Total operating expenses	555,459	500,275
Operating profit	3,457,601	2,740,483
Interest expense	-2,351	-1,565
Other income	261,935	252,852
Income before income tax expense	3,717,185	2,991,338
Income tax expense		
Net income	3,717,185	2,991,338
Basic earnings per share	0.024	0.019
Weighted average number of shares	157,165,783	157,165,783


The accompanying notes are an integral part of these condensed consolidated financial statements.


YASHENG GROUP
Condensed Consolidated Statements of Cash Flows
(In US Dollars)

Inventories

	As of	
	December 31, 2021	**December 31, 2020**
Cash flows from operating activities:		
Net income	3,717,185	2,991,338
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	300,115	277,885
Allowance for doubtful accounts	2,993,355	2,594,246
Changes in assets and liabilities:		
Accounts receivable	-735,363	-897,530
Inventories	- 2,981,563	- 4,396,198
Prepaid and other current assets	385,221	207,409
Accounts payable	- 618,112	- 568,117
Tax payables	-389,655	-309,388
Accrued expenses and other current liabilities	-231,212	-452,326
Net cash consumed by operating activities	2,439,971	-552,681
Cash flows from investing activities:		
Purchase of assets	-500,225	-335,317
Investments		
Net cash used in investing activities	-500,225	-335,317
Cash flows from financing activities:		
Issuance of common stock		
Dividens paid		
Payment on land		
Increase (decrease) in debt	245, 500	211, 135
Net cash provided by financing activities	245,500	211, 135
Effect of exchange rate change on cash and cash equivalents		
	502,221	216,248
Net increase (decrease) in cash and cash equivalents	2,687,467	(460,615)
Cash and cash equivalents at beginning of period	3,350,375	2,137,545
Cash and cash equivalents at end of period	3,752,420	3,350,375
Supplemental Disclosures:		
Cash paid for interest	3,351	1,997
Cash paid for income taxes		

The accompanying notes are an integral part of these consolidated financial statements.

YASHENG GROUP
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In US Dollars)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance as of December 31, 2020	157, 165,783		104,551,227	260,741,039
Net income		2,991,338		
Foreign currency translation	-			
Balance as of December 31, 2021	157, 165,783		105,269,414	262,327,194
Net income		3,717,185		
Foreign currency translation	-			
Balance as of December 31, 2020	**157,165,783**	**2,991,338**	**104,551,227**	**260,741,039**
Balance as of December 31, 2021	**157,165,783**	**3.717,185**	**105,269.414**	**262,327,194**

F-4

1.   Organization and nature of operations

Yasheng Group (" The Company ") is a Colorado corporation U.S. company, that conducts business operations in US , China, Philippine in four major segments: Mining, Agriculture & Biotechnology, Blockchain+ IOT, .The company's agriculture products include   herbal medicine, herbal organic food, ginkgo, songaricum，betel nut, coconut, coffee，wolfberry, hemp, etc. Our products are exported to 15 countries around the world, and 2875 Cooperative regions distribution agents. It also designs, develops and markets new technologies related to agriculture and genetic biology.

2.   Summary of significant accounting policies

(a)   Accounting standards

The consolidated financial statements have been prepared on a historical cost basis to reflect the financial position and results of operations of the Company in accordance with accounting principles generally accepted in the United States of America.

(b)   Fiscal year

The Company's fiscal year ends on the 31st of December of each calendar year.

(c)   Business combination

 The consolidated financial statements include the accounts of the Company and its subsidiaries. All material inter company balances and transactions have been eliminated.

(d)   Use of estimates

The   Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

2.   Summary of significant accounting policies - *continued*

(e)   Revenue recognition

We mainly sell food products. We recognize revenue when title and risk of loss are transferred to our customers. This generally happens upon delivery of our product.

(f)   Shipping and handling costs

The Company records outward freight, purchasing and receiving costs in selling expenses; inspection costs and warehousing costs are recorded as general and administrative expenses.

(g)   Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits held by banks, and securities with maturities of three months or less. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents are composed primarily of investments in money market accounts stated at cost, which approximates fair value.

(h)   Inventories

Inventories are recorded using the weighted average method and are valued at the lower of cost or market.

(i)   Accounts receivable, net

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects the Company's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, the Company considers many factors in estimating its general allowance, including aging analysis, historical bad debt records, customer credit analysis and any specific known troubled accounts.

(j)   Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight- line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated on a straight-line basis over the life of the asset or the term of the lease, whichever is shorter. Major renewals and betterment are capitalized and depreciated; maintenance and repairs that do not extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation related to property and equipment used in production is reported in cost of sales. Property and equipment are depreciated   over   their estimated useful lives as follows:

Types of PPE	Depreciation period Year	Residual rate(%)
Buildings and Improvements	40	1
Machinery & Equipment	10	3
Transportation	15	3
Office equipment and others	7	3

2.   Summary of significant accounting policies - *continued*

Long-term assets of the Company are reviewed annually to assess whether the carrying value has become impaired, according   to the guidelines established in Statement of Accounting Standards (SFAS) No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." The Company also evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. No impairment of assets was recorded in the periods reported.

(k) *Intangible assets*

Intangible assets consist of 20 years use right of Fruit vegetable franchise base and are recorded at cost. The cost of fruit vegetable franchise base use right was amortized over 20 years using the straight-line method.

(l)   Impairment of long-lived assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recover ability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future unaccounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

(m)   Investments

Investments consist primarily of less than 20% equity positions in non-marketable securities and are recorded at lower of cost or market.

(n)   Foreign currency translation

The accompanying financial statements are presented in United States (US) dollars. The functional currency is the Renminbi (RMB). The financial statements are translated into US dollars from RMB at year-end exchange rates for assets and liabilities, and weighted average exchange rates for revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

Gains and losses resulting from foreign currency translation are recorded in a separate component of shareholders' equity. Foreign currency translation adjustments are included in accumulated other comprehensive income in the consolidated statements of shareholders' equity for the years presented.

RMB is not freely convertible into the currency of other nations. All such exchange transactions must take place through authorized institutions. There is no guarantee the RMB amounts could have been, or could be, converted into US dollars at rates used in translation.

The spot exchange rate and averaged exchange rate are listed below:

December, 31, 2021	Averaged exchange rate
6.375	6.460

2.   Summary of significant accounting policies - *continued*

(o)   Income taxes

According to China's national tax policy, Yasheng Group and its all agricultural branches will gain China's national tax authority for tax exemption.

(p)   Earnings per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed using the weighted average number of common and, if dilutive, potential common shares outstanding during the year. The Company has no potentially dilutive shares for the periods shown.

(q)   Economic and Political Risks

The Company faces a number of risks and challenges as a result of having primary operations and markets in the PRC. Changing political climates in the PRC could have a significant effect on the Company's business.

(r)   Comprehensive income

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, consists of mainly the cumulative foreign currency translation adjustment.

The number -0 of other comprehensive income is due to the foreign currency translation.

(s)   Value added tax (VAT)

According to China's national tax policy, Yasheng Group and its all agricultural branches will gain China's national tax authority for tax exemption.

(t)   Recently Issued Accounting Standards

A.   Employee Welfare Fund: An amount equal to 14% of payroll is set aside by the Company for standard employee benefits. This fund is managed and controlled by the Company. All required payments current.

B.   Open Policy Pension: The Company pays to national and community insurance agents an amount equal to 20% of payroll. This insurance continues to cover the employee subsequent to retirement.

C.   Unemployment Insurance: The Company pays to the national employment administrative entities an amount equal to 1% of payroll. Any dismissed employee thereby receives a specified amount of family-support funds for a designated period.

D.   Housing Surplus Reserve: The Company pays to the national housing fund administrative entities an amount equal to 10% of payroll for deposit into the employees' future housing allowance accounts.

The aforesaid items are for employee's benefits and should be accounted for as the Company's expenses.

2.   Summary of significant accounting policies - *continued Accounting Pronouncements*

In September 2011, the Financial Accounting Standards Board ("FASB") issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of are porting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

In December 2011, the Financial Accounting Standards Board ("FASB") issued guidance enhancing disclosure requirements about the nature of an entity's right to offset and related arrangements associated with its financial instruments. The new guidance requires the disclosure of the gross amounts subject to rights of set-off, amounts offset in accordance with the accounting standards followed, and the related net exposure. In January 2013, the FASB clarified that the scope of this guidance applies to derivatives, repurchase agreements, and securities lending arrangements that are either offset or subject to an enforceable master netting arrangement, or similar agreements.

In February 2013, the FASB issued guidance on disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"). This new guidance requires entities to present (either on the face of the income statement or in the notes to financial statements) the effects on the line items of the income statement for amounts reclassified out of AOCI.

In September 2011, the Financial Accounting Standards Board ("FASB") issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of are porting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

Recent Accounting Pronouncements Not Yet Adopted

In March 2013, the FASB issued guidance on a parent's accounting for the cumulative translation adjustment upon de-recognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The new guidance will be effective for us beginning December 31, 2014.We do not anticipate material impacts on our financial statements upon adoption.

In February 2013, the FASB issued guidance on disclosure requirements for items reclassified out of accumulated other comprehensive income ("AOCI"). This new guidance requires entities to present (either on the face of the income statement or in the notes to financial statements) the effects on the line items of the income statement for amounts reclassified out of AOCI.

(u)   Fair Value of Financial Instruments

The carrying amounts of accounts receivable, accounts payable, other liabilities, and short-term borrowings approximate their fair value due to the short-term maturity of these instruments. Long term debt approximates fair value as its interest rates approximates market interest rates .

3. Accounts receivable

Accounts receivable are recognized and carried at original invoice amount outstanding less an allowance for doubtful accounts.

The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balances.

We determine the allowance based on known troubled accounts, historical experience, and other currently available evidence.

4. Inventories

The major classes of inventory: raw materials, packaging materials, products in process, finished goods, stocks, low-value consumable goods, materials in transit as well as others.

5. Property, plant and equipment & depreciation

The major classes of property, plant and equipment include building and improvements, machinery and equipment, transportation facilities, agricultural facilities, etc. They are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

6. China contribution plan

The Company's subsidiaries in China participate in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company's subsidiaries to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; the Company has no further commitments beyond its monthly contribution.

7. Profit appropriation

Pursuant to the laws applicable to Foreign Investment Enterprises, each of the Company's subsidiaries in China must make appropriations from its after- tax profit to non-distributable reserve funds as determined by the Board of Directors. These reserve funds include a (i) general reserve, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund.

8. Concentration of risks

The operations of the Company are substantially located in the US , China, Philippine and accordingly, investing in the shares of the Company is subject to among others, the PRC's political, economic and legal risks.

9. Income taxes

The Company and all of its agricultural subsidiaries are exempt from income taxes in the US, PRC, .Philippine.

10. Debt

The Company obtains secured lending from the banks using the following two types of arrangements, collateral and guarantee. Collateral is loans secured against the assets of the Yasheng Group, while guarantee is loans provided with the guarantee from a third party.

11. Employee benefit plans

The Company provides the following benefits for all employees:

E.   Employee Welfare Fund: An amount equal to 14% of payroll is set aside by the Company for standard employee benefits. This fund is managed and controlled by the Company. All required payments current.

F.   Open Policy Pension: The Company pays to national and community insurance agents an amount equal to 20% of payroll. This insurance continues to cover the employee subsequent to retirement.

G.   Unemployment Insurance: The Company pays to the national employment administrative entities an amount equal to 1% of payroll. Any dismissed employee thereby receives a specified amount of family-support funds for a designated period.

H.   Housing Surplus Reserve: The Company pays to the national housing fund administrative entities an amount equal to 10% of payroll for deposit into the employees' future housing allowance accounts.

The aforesaid items are for employee's benefits and should be accounted for as the Company's expenses.